October 17, 2005

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission Mail Stop 7010 100 F Street, N.E. Washington, DC 20549-7010
Attention:	Matt Franker Staff Attorney
Re:	Crocs, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-127526

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc., (the "Company"), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated October 12, 2005 to Ronald R. Snyder, Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement ("Amendment No. 2") which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 2 pursuant to Rule 101(a)(2)(i) of Regulation S-T. This letter contains the responses to the Staff's comments. Please note that, in addition to responding to the Staff's comments, Amendment No. 2 includes certain other minor changes.

        The supplemental information set forth herein and in the appendices hereto has been supplied by the Company for use in connection with the Staff's review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff's consecutively numbered comments is set forth herein, followed by the Company's response (in bold). In this letter, all page references, including those set forth in the Staff's comments, have been updated to refer to the page numbers in Amendment No. 2.

        To assist the Staff in reviewing Amendment No. 2, we are delivering by overnight mail to Mr. Franker two copies of this letter, four bound copies of Amendment No. 2, and the supplemental information referenced in this letter. Two of the copies of Amendment No. 2 have been marked to show changes from Amendment No. 1 to the Registration Statement, as filed with the Commission on September 27, 2005.

Risk Factors, page 9

        1.     Comment: We note your response to comment 5 of our letter dated September 9, 2005. Please revise the risk factors entitled "We are subject to various environmental laws…" and "We are required to comply with government regulations…" to explain why these factors constitute a particular, concrete, risk to you or investors.

        Response: The Company has deleted the risk factor captioned "We are subject to various environmental laws…" because the Company does not face any material risks relating to environmental matters that are unique to the Company or its operations. The Company has also deleted the risk factor captioned "We are required to comply with government regulations…" because it does not believe it faces any risks that would not apply to retailers conducting sales over the Internet generally.

Risks Related to Crocs, Inc., page 9
We are dependent on sales of a small number of products…, page 10

        2.     Comment: We note your response to comment 8 of our letter dated September 9, 2005. Please revise your statement regarding design and production lead times to provide greater specificity than the present "several months," if possible.

        Response: The Company has revised its disclosure in response to this comment to reflect on page 12, under "Expanding our Crocs footwear product line…," that its design and production cycle has been as long as six to nine months.

Business, page 49

        3.     Comment: We note your response to comment 13 of our letter dated September 9, 2005, as well as your statement on page 51 that you have initiated direct sales efforts in eight countries. In your discussion of international sales on page 55, you state that you have established direct operations in seven named countries as well as "other parts of Asia." Please name the eighth country on page 55 or revise your statement on page 51.

        Response: The Company has revised its disclosure on pages 3, 52 and 56 to reflect that its has initiated direct sales efforts in Hong Kong and Singapore in addition to the seven other named countries.

Business Strategy, page 49

        4.     Comment: We note your statement in the last paragraph on page 50 as well as on page 2 that you believe your line of footwear products has "year-round appeal," while in discussing seasonality on page 39, you imply that most of your footwear products are suitable for warm weather. In addition, we reiterate our observation that seven of the eight footwear models discussed on pages 52-53 appear to be suitable for warm weather. Please provide additional disclosure as to your belief that these products have "year-round appeal" and explain how you will market these products during cold weather seasons. If you anticipate materially different levels of demand for your products during cold weather seasons, this information should be disclosed in your risk factor discussion of seasonal variations on page 23.

        Response: The Company has removed the assertions that its products offer "year-round appeal."

Executive Compensation, page 67

        5.     Comment: For certain stock option grants, including those grants made on August 1, 2005 and August 22, 2005 discussed on pages 70 and 75, you state that the exercise price is equal to the fair market value of your common stock. Please disclose the actual exercise prices.

        Response: The Company has revised its disclosure throughout the Registration Statement to include the actual exercise prices for its stock option grants.

        6.     Comment: Please disclose the fair value of all stock awards granted, including the fair value of the 1,832 shares of common stock issued in June and July 2005.

        Response: The Company has revised its disclosure throughout the Registration Statement to include the fair value of all stock awards.

Principal and Selling Stockholders, page 77

        7.     Comment: We note your responses to prior comments 23-25. Note that we will review your disclosures when they are made and may have additional comment.

        Response: The Company has compiled a preliminary list of selling stockholders, but has not yet determined the number of shares that will be sold by each selling stockholder or the selling stockholders in the aggregate. Two selling stockholders are affiliates of broker-dealers; none of the selling stockholders are broker-dealers. The Company has included disclosure on page 90 in response to prior comment 24. The Company will add the names of the selling stockholders, the number of shares to be sold by each selling stockholder, and all other information required by Item 507 of Regulation S-K, once those amounts are determined.

        In response to prior comment 25, the Company notes that many of the selling stockholders have acquired their shares in multiple transactions, and their decision as to which shares to sell in the offering is a personal decision about which the Company does not have information. In light of there being nearly 100 selling stockholders, it would be impractical for the Company to collect the requested information on a share-by-share basis. The Company has revised its disclosure on pages 78 and 79 to include aggregate information about the acquisitions of shares of our stock by the selling stockholders and the general nature of the transactions. The Company believes that more detailed disclosure is not required by Regulation S-K and would be unusual disclosure in a prospectus.

Underwriting, page 87

        8.     Comment: Please revise your discussion of the directed share program to disclose that it is being administered solely by Piper Jaffray & Co.

        Response: The Company has revised its disclosure on page 89 to respond to this comment.

        9.     Comment: We note your response to comment 30 of our letter dated September 9, 2005. Revise your discussion to specifically disclose whether Piper Jaffray and Thomas Weisel Partners will consider their own positions in the securities as a factor in determining whether to release securities from the lock-up agreement.

        Response: The Company has revised its disclosure on page 89 to respond to this comment.

Financial Statements of Crocs, Inc.
Statement of Stockholders' Deficit, page F-5

        10.   Comment: We note your response to prior comment 35. We remind you that SAB Topic 4:B required you to reclassify your retained earnings or accumulated losses to additional paid-in capital as of the date you converted from a limited liability company to a C corporation. Please revise your financial statements.

        Response: The Company has reviewed the guidance of Section B of Staff Accounting Bulletin Topic 4 ("SAB Topic 4B") as well as the guidance in Appendix A, IV, D(6) of the SEC Staff Training Manual; however, the Company did not have additional paid-in capital on the date of conversion from a limited liability company to a corporation. At the date of conversion, the Company was in an accumulated deficit position and reclassification of the deficit would have resulted in negative additional paid-in capital. In addition, the Company was only in operation for a short period of time and during this period, the Company sustained operating losses. By reclassifying the accumulated losses, the Company believes the reclassification would be misleading to readers of the financial statements as it would immediately reflect positive accumulated earnings after the conversion. Accordingly, the Company believes the current presentation is appropriate for its situation. In addition, the Company is a private company and the treatment of the conversion is appropriate under accounting principles generally accepted in the United States as a private company.

        If you believe the rule should be applied to the Company's situation, the Company proposes that upon becoming a public company, the reclassification would be appropriately reflected in the consolidated financial statements in accordance with SAB Topic 4B.

Income (Loss) per Share, page F-8

        11.   Comment: We note your response to prior comment 41. Please tell us the specific conditions in which the holder has the right to put the shares of common stock back to you.

        Response: The holders of the redeemable common shares have the right to put all (but not part) of their shares of common stock back to the Company at any time after the third anniversary of the date of the original repurchase agreement with the Company. The repurchase shall be the greater of:

          (a)   the holder's original purchase price, or

          (b)   the total net income of the Company, as determined by generally accepted accounting principles applied on a consistent basis, for the three full calendar years prior to the Member's election to sell, multiplied by the Member's membership interest percentage in the Company at the time of the sale.

        The repurchase rights will expire upon consummation of the initial public offering of the Company's stock.

        12.   Comment: We note your response to prior comment 42. Please disclose the terms of the additional dividend that will be paid on outstanding shares of the preferred shares, including that you will pay an additional dividend on all outstanding shares of the preferred shares in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

        Response: The Company has included disclosure in Note 2 of the consolidated financial statements on page F-8 for the terms of the additional dividend that will be paid on outstanding shares of preferred shares.

Note 13. Related Parties, page F-25

        13.   Comment: We note your response to prior comment 48. Given that the exclusive distribution agreement with your former chief executive officer was entered into in connection with the separation agreement and that the pricing under the exclusive distribution agreement is set at a discount from your then current wholesale pricing, please tell us what consideration was given as to whether any additional severance expense needed to be recorded related to this agreement.

        Response: The Company did consider the possibility of recording an additional severance expense related to the pricing discounts given under the separation agreement with its former chief executive officer. However, any additional severance expenses that would have resulted from these discounts would be dependent upon the future sale of products in the ordinary course of business. Such future sales would be considered the event giving rise to the liability. Additional evidence that a payment is, in substance, a future cost of doing business is the inability to currently estimate the amount. It is not possible to reasonably estimate a payment contingent upon a measure such as future sales volume. Recording such a severance expense would fail both criteria for recognition under paragraph 8 of Statement 5 as the obligating event has not yet occurred and the amount is not reasonably estimable.

        In addition, the Company has several distribution agreements in force throughout the world. A discount from wholesale list price is provided to certain distributors, and in most cases these distributors have exclusive rights in their respective territories. The discounts and exclusivity rights provided to the former chief executive officer are not any more significant than discounts and rights given to other distributors in the ordinary course of business, further substantiating our conclusion that severance expense should not be recorded.

Note 14. Equity, page F-26

        14.   Comment: We note your response to prior comment 49. It is unclear how your common stock value increased from $790 per share at May 1, 2005 to an estimated pre-stock split IPO range per share of $4,060 to $4,640, which represents an increase of 414% to 487% in an approximately five month period. Please provide a reconciliation between the $790 to the expected IPO range; this reconciliation should show the estimated impact of each significant factor contributing to the difference in values.

        Response: To assist in determining the fair market value of the Company, Clifton Gunderson LLP ("Clifton") was engaged to perform an independent valuation of the Company's stock at each date in 2005 where significant equity grants were issued. Accordingly, valuations were performed by Clifton on December 31, 2004, May 1, 2005, June 30, 2005, August 1, 2005 and September 1, 2005 in accordance with the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." These valuations have been provided in Appendix 1 in the supplemental material submitted herewith. An October 1, 2005 valuation is currently in progress.

        Clifton performed their initial valuation for the date December 31, 2004. This valuation report includes an in-depth discussion of the valuation approach and methods considered and used in determining the fair market value of the Company. Each subsequent valuation performed by Clifton is an update of the initial valuation as of December 31, 2004 and does not reiterate all of the considerations used in valuing the Company.

  Approaches Used (see pages 22-32 of the December 31, 2004 Valuation)

        In performing the valuation, Clifton used a non-marketable, minority interest premise of value. As is typical in appraisals, Clifton used a conventional appraisal theory based on three primary approaches for valuing closely-held businesses: asset based approaches, income based approaches, and market based approaches. In the valuation of the Company, Clifton considered all three approaches. However, management of the Company and Clifton determined that the income approach and the market approach were most applicable to estimating the Company's fair market value as of December 31, 2004. The Company is considered a going concern entity that is projected to generate substantial earnings and cash flows to its owners; therefore, the fair market value is primarily a function of its earnings and cash flows rather than its assets.

  Significant Assumptions (see pages 34-45 of the December 31, 2004 Valuation)

        The significant assumptions in the valuation include the Company's projections for future revenues and net income (loss), the working capital percentage, the discount rates, the lack of control discount and the lack of marketability discount. The detailed calculation of each of these items can be found in the valuation. A comparison of the five valuations has been provided in Appendix 2 in the supplemental material submitted herewith which provides a summary of the significant assumptions at each valuation date. Explanations for significant changes in these assumptions are discussed below in the 'Significant Factors' section of this response.

  Discounted Cash Flows (see pages 22-30 of the December 31, 2004 Valuation)

        The following steps were used to apply the discounted cash flow method:

          1.     Estimated the Company's projected cash flows to a period where the annual growth rate is expected to stabilize;

          2.     Determined the appropriate risk-adjusted discount rate to apply to the projected cash flows;

          3.     Estimated the "terminal value" of the Company at the end of the projection period;

          4.     Discounted the projected cash flows (including the estimated terminal value) to their present values; and

          5.     Summed the calculated present values.

        The detailed calculations of the discounted cash flow model can be found in each valuation.

  Valuation Results

        Clifton's independent appraisals show a steady increase in the value of the Company, from $398 per share as of December 31, 2004 up to $1,670 per share as of the September 1, 2005 valuation. Following is a summary of the per share fair market values at each valuation date:

December 31, 2004	$398
May 1, 2005	$790	98% increase
June 30, 2005	$1,160	47% increase
August 1, 2005	$1,330	15% increase
September 1, 2005	$1,670	26% increase

        The values above were determined based on a combination of the Discounted Cash Flow Method value, the Prior Transaction Method, and the Guideline Company Method. After determining a control interest basis, the value determined from these three methods was reduced by the estimated value of preferred stock and a discount for lack of control and marketability.

  Significant Factors

        The steady rise in the Company's value is a result of several significant factors. See Appendix 3 in the supplemental material submitted herewith for a detailed listing of these factors. Each of the valuation dates and the factors between the dates that caused the significant increase are summarized below:

          December 31, 2004—As of December 31, 2004, the Company was still in the start-up phase of its growth. The Company had assets of $16 million, revenues of $13.5 million, and a net loss of $1.5 million for the year ended December 31, 2004. The Company's production at this time was only 324,000 pairs per month.

          May 1, 2005—Sales for the first quarter ended March 31, 2005 were $11.0 million, which nearly match sales for all of 2004. The Company turned a $2.3 million profit, which was the first profit in the Company's history. Shoe production increased to 650,000 pairs per month. Between December 31, 2004 and May 31, 2005, the Company's total assets increased by approximately $10.5 million to $26.7 million. The Company saw an increase in purchases by distributors and retailers, but it was unclear at this time whether there would be an increase in demand for the Company's products among end customers. As a result of these factors, the Company increased its projections for 2005 and 2006, although cautiously. A summary of the Company's projections has been provided in Appendix 4 in the supplemental material submitted herewith.

          Even though the Company's projections increased, management's and Clifton's assessment of risk levels and discount rates in those projections remained consistent. Updates were made to the marketability factor in the projection as it was determined in the quarter that the Company was seriously considering an initial public offering. The increase in the projections, reduced marketability factor and the increased revenue and net income levels in the period resulted in a 98% increase in the Company's valuation.

          June 30, 2005—For the first time in the Company's existence, it was evident that sell-through to the end customer was occurring at a rate commensurate with sales to distributors and retailers. Several large customers began contacting the Company requesting to sell Crocs shoes. These potential customers included large retailers such as Dick's Sporting Goods and Dillards, both of which became significant customers. Production was increased to 1,315,000 pairs per month which was more than double the May volume. Sales increased to $34.5 million for the 12 months ended May 31, 2005, which was more than double the $13.5 million in revenue for fiscal 2004. Total assets increased to $39.9 million. The Company began to air freight shoes to customers to meet the high demand. Because these increases significantly exceeded the May 2005 projections, the Company once again had to revise these projections. Projected 2006 revenues were increased by 52%. All of these factors contributed to an increase in Clifton's valuation of the Company by 47% in just two months. No significant adjustments were made to the marketability or control discounts or discount rates.

          August 1, 2005—During the month of July, the Company's third-party manufacturer in China was able to begin producing shoes at high volumes more quickly than expected. While the Company expected that it would take up to two months to get the facility up to full production, the facility was able to ramp up to full production within a month. As a result, total Company production increased significantly. Demand for the shoes continued to increase and back order levels rose. The increase in demand caused the Company to revise the working capital percentage in their projections. In July, the Company also entered the retail and direct Internet business channels. Sales through these channels far exceeded expectations.

          In July 2005, the Company continued working on the Form S-1 document for its initial public offering ("IPO"). Since the IPO appeared to be more likely to occur, the control discount was reduced. Also a result of the IPO being more probable, the marketability discount was reduced. The improved operating results, change in working capital percentage and changes to the discounts increased the value of the Company by 15% from June 30 to August 1, 2005.

          September 1, 2005—In August, the Company launched its first advertising campaign. In addition, the Company filed its initial Form S-1 with the SEC to begin the IPO process. Since the IPO appeared to be even more probable than the previous month, the control discount was again reduced. All of these factors contributed to the increase in value of the Company of 26% as of September 1, 2005.

  IPO Value

        The estimated pre-split IPO range per share is believed to be $4,060 to $4,640 which represents a 143% to 178% increase over the September 1, 2005 valuation. The increase is mainly a result of the IPO value being based on the value of the Company as a public company.

        As described above, Clifton's valuation was based on conventional appraisal theory based on three primary approaches. They followed the guidance of the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation". The underwriters based their valuation on a multiple of projected net income for 2006. Piper Jaffray and Thomas Weisel Partners used multiples based on comparable companies. See Appendix 5 in the supplemental material submitted herewith.

        15.   Comment: Please provide us with the valuations performed by Clifton Gunderson LLP as of January 1, 2005, May 1, 2005 and June 30, 2005. For each valuation, please address the following:

  •
  Provide us with a comprehensive explanation as to how they determined which approaches to use to determine the fair value of your equity, including how they determined it was appropriate to use a combination of these approaches;

  •
  For each significant assumption used in the valuation such as the lack of control discount, provide us with support for how they determined this was the appropriate assumption to use;

  •
  You state that the discounted cash flow method was used. Provide us with a detailed explanation as to how they arrived at the discounted cash flows amounts to be included in the valuation; and

  •
  Provide us with the computations which show how fair value was determined as of each date. These computations should include the fair value determined based on each approach used as well as show how you combined each of these approaches to arrive at the final fair value.

        Response: The Company has provided you with the valuations performed by Clifton Gunderson LLP as of December 31, 2004, May 1, 2005, June 30, 2005, August 1, 2005, and September 1, 2005. This information is found in Appendix 1 in the supplemental material submitted herewith. See the Company's response to comment 14 for a discussion of the valuation approaches, significant assumptions, discounted cash flow model and computation of the fair market values.

        16.   Comment: On page 30 you state that 1,332 shares of common stock were issued to employees and consultants on July 1, 2005. For each transaction subsequent to June 30, 2005:

  •
  identify the parties, including any related parties;

  •
  the nature of the consideration; and

  •
  the fair value and your basis for determining the fair value.

  •
  Indicate whether the fair value was contemporaneous or retrospect.

  •
  To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

  •
  For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

        Response: The Company has provided you with an analysis of all stock option issuances made by the Company since July 1, 2005. This information is found in Appendix 6 in the supplemental material submitted herewith. No other equity transactions have occurred since July 1, 2005. All of the determinations as to fair market value by the Board of Directors for these stock option issuances were based on independent valuations rather than estimates made by the Board of Directors.

        The Company further notes that the equity issuance to employees and consultants noted on page 30 were the result of vesting of restricted shares related to previous grants.

Note 15, Redeemable Convertible Preferred Shares and Note 16. Redeemable Common Shares, page F-25

        17.   Comment: We note your response to prior comment 52. It does not appear that the terms of the conversions of Class C membership units into Series A Stock are disclosed in Note 15. Please provide to tell us where these terms are disclosed.

        Response: The Company has included additional disclosure in Note 15 of the consolidated financial statements on page F-30 to clarify the terms of the conversions of Class C membership units into Series A Stock.

        If we can facilitate the Staff's review of Amendment No. 2, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649, Nate Ford at

(303) 607-3662, or Mike McGawn at (303) 607-3664. Any of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,
FAEGRE & BENSON LLP
By:	/s/ JEFFREY A. SHERMAN Jeffrey A. Sherman
cc:
Ronald R. Snyder, Crocs, Inc.
Caryn D. Ellison, Crocs, Inc.
R. Gregory Spiers, Deloitte & Touche LLP
Securities and Exchange Commission, Document Control